MASLON
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
612.672.8200

Paul D. Chestovich, Esq.
Tel: 612.672.8305
Fax: 612.642.8305
Email: Paul.Chestovich@Maslon.com
April 20, 2006
Via EDGAR and Federal Express
Mr. Kurt Murao and Ms. Ellie Quarles
Staff Attorney and Special Counsel
Division of Corporate Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Kuhlman Company, Inc. (the “Company”)
Form 10-KSB for fiscal year ended December 31, 2005
Filed April 3, 2006
File No. 1-32844

Post-Effective Amendment No. 1 to Registration Statement on Form SB-2
Filed April 10, 2006
File No. 333-128240

Registration Statement on Form S-3
Filed April 14, 2006
File No. 333-133315
Dear Mr. Murao and Ms. Quarles:
This letter responds on behalf of the Company to the comment letter from Mr. H. Christopher Owings to Mr. Luis A. Padilla dated April 18, 2006 with respect to the filings listed above. Included below are the SEC’s comments and the corresponding responses of the Company, which are being submitted together with (i) our Amendment No. 1 on Form 10-KSB/A; (ii) our Post-Effective Amendment No. 2 to Registration Statement on Form SB-2; and (iii) our Amendment No. 1 to Registration Statement on Form S-3. For your convenience, we are also sending you two copies of the amended filings. In the case of the registration statements, we are also sending two copies that are marked to indicate where changes have been to the documents since the listed filings.

Mr. Kurt Murao and Ms. Ellis Quarles
April 20, 2006

Form S-3
1.	It appears that you are not eligible to use Form S-3 for the secondary offering because you filed your Form 10-KSB for the fiscal year ended on December 31, 2005 on April 3, 2006. See General Instructions I.A.3.(b) of Form S-3. Please advise.
The Company instructed its filing agent, Bowne, to file the 10-KSB at approximately 4:00 p.m., Central Time on March 31, 2006. Bowne has indicated to us that it attempted to file the document promptly thereafter but was unable to obtain an acceptance from the Commission due to heavy traffic related to similar filings being made by other registrants with calendar year fiscal years. Bowne has indicated to us that, in similar situations in the past, it has explained these types of circumstances to the Commission, and has successfully obtained a corrected filing date. Currently, the Company has a pending request with the Commission to obtain a corrected filing date for its Form 10-KSB.
Because the Company attempted to timely file the Form 10-KSB in a timely manner and, through no fault of its own, was unable to do so, it believes it is entitled to a corrected filing date. As such, the Company believes it properly qualifies for use of Form S-3. In the event the Company cannot obtain a positive response, or any response, from the Commission with regard to a corrected filing date, it will petition the Commission for permission to use Form S-3 for this registration statement.
Form S-3 and Post-Effective Amendment No. 1 to Form SB-2 Undertakings
2.	Please disclose the full undertakings in Item 512 of Regulation S-B, as applicable. See SEC Release 33-8591 (July 19, 2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.
We have revised the undertakings in each of the referenced registration statements. Please see page II-3 of the marked copy of our Amendment No. 1 to Form S-3, and page II-5 of the marked copy of our Post-Effective Amendment No. 2 to Form SB-2, respectively.
Form 10-KSB for Fiscal Year Ended December 31, 2005 Controls and Procedures, page 30
3.	We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective in “[t]imely alerting them to material information relating to our company that is required to be disclosed in our periodic filings with the SEC.” As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire and accurate definition. Please to disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and

Mr. Kurt Murao and Ms. Ellis Quarles
April 20, 2006

forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
We have revised the relevant Item in our Amendment No. 1 on Form 10-KSB/A.
4.	Please revise the 302 certifications as the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required. For example, please remove the titles of the certifying officers in the first line. Please also revise to use the term “report” instead of “annual report,” except in the first paragraph of the certifications, and replace the term “registrant” with “small business issuer.” We also note that you have a paragraph 6 to the certification, which appears to disclose the omitted paragraph 4(d). Please revise accordingly.
In our Amendment No. 1 on Form 10-KSB/A we have attached revised certifications as you have requested.
* * * * * *
Please contact me at the telephone number listed above if you have any questions about our responses.
Sincerely,
/s/ Paul D. Chestovich
Paul D. Chestovich, Esq.

cc:	Luis A. Padilla
Scott Kuhlman
Jon Gangelhoff
Doug Holod
John Lawson